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March 31, 2011	News Release 11-9

SILVER STANDARD ANNOUNCES PRICING OF SECONDARY OFFERING OF
UNITS OF PRETIVM RESOURCES INC.

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announces today that in connection with the previously announced secondary offering (the “Secondary Offering”) of units (the “Units”), it has entered into an underwriting agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase an aggregate of 10,000,000 Units at a price of C$10.00 per Unit (the “Offering Price”) for aggregate gross proceeds to the Company of C$100,000,000. Each Unit consists of one common share (a “Pretivm Share”) of Pretium Resources Inc. (“Pretivm”) owned by the Company and one-half of a warrant of Pretivm (a “Warrant”), with each whole Warrant exercisable to purchase one Pretivm Share owned by the Company at an exercise price of C$12.50 for a period of 12 months following the closing of the Secondary Offering. In addition, the Underwriters have been granted an overallotment option, exercisable for a period of 30 days from closing of the Secondary Offering, to purchase up to an additional 1,500,000 Units at the Offering Price.

The Secondary Offering will not increase the number of Pretivm Shares outstanding, and Silver Standard will receive all proceeds from the offering.

The Secondary Offering is expected to close in early April, and is subject to a number of customary conditions, including receipt of all necessary regulatory approvals. Silver Standard currently owns 36,163,333 Pretivm Shares, representing approximately 42.31% of the issued and outstanding Pretivm Shares.

The securities described above are being offered outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in the United States solely to “accredited investors” pursuant to an exemption from the registration requirements of the Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities will not be registered under the Securities Act and may not be offered or sold to U.S. Persons or in the United States absent registration or an applicable exemption from registration requirements.

SOURCE: Silver Standard Resources Inc.

Contact:

W. John DeCooman, Jr., Vice President, Business Development
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 689-3846
Email: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, those relating to the sale of the Units, Pretivm Shares and Warrants, the closing of the Secondary Offering and the anticipated proceeds to Silver Standard. Such risks and uncertainties include, but are not limited to, the need to satisfy the conditions set forth in the underwriting agreement relating to the sale of the Pretivm Shares and Warrants; the need to satisfy regulatory and legal requirements with respect to the Secondary Offering, and the completion of the Secondary Offering in satisfaction of the conditions of the agreement. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

To receive Silver Standard’s new releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.